Exhibit 99.1

THE BANK OF NOVA SCOTIA

EARNINGS COVERAGE

Earnings Coverage on Subordinated Indebtedness and Preferred Shares

The consolidated financial ratios for the Bank are set forth in the table below:

Twelve months ended April 30, 2018
Grossed up dividend coverage on outstanding preferred shares	55.41
Interest coverage on subordinated indebtedness	51.75
Grossed up dividend and interest coverage on preferred shares and subordinated indebtedness	27.01

The Bank’s dividend requirements on all of its outstanding preferred shares amounted to: (i) $196 million for the 12 months ended April 30, 2018, adjusted to a before-tax equivalent using an effective income tax rate of 21.8% for the 12 months ended April 30, 2018. The Bank’s interest requirements for subordinated indebtedness amounted to (i) $214 million for the 12 months ended April 30, 2018. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended April 30, 2018 were $11,074 million after deducting non-controlling interest, which was 27.01 times the Bank’s aggregate dividend and interest requirements for that period. For the purpose of computing the above ratios, interest on deposit has been excluded. In calculating the dividend and interest coverages, foreign currency amounts have been converted to Canadian dollars.

Consolidated Ratios of Earnings to Fixed Charges

The table below sets forth the Bank’s consolidated ratios of earnings to fixed charges:

Twelve months ended April 30, 2018
Excluding interest on deposits	9.56
Including interest on deposits	2.05

For purposes of computing these ratios:

(a) earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

(b) fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

(c) fixed charges, including interest on deposits, represent all interest.

All amounts presented herein are derived from financial information prepared in accordance with International Financial Reporting Standards (“IFRS”). The ratios reported are not defined by IFRS and do not have any standardized meanings under IFRS and thus may not be comparable to similar measures used by other issuers.